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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
                                     1935 or
               Section 30(h) of the Investment Company Act of 1940

[  ] Check  this box if no longer  subject  of  Section  16.  Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[  ] Form 3 Holdings Reported
[  ] Form 4 Transactions Reported

(Print or Type Responses)
================================================================================

1.   Name and Address of Reporting Person*

       BRENENGEN                        JOHN                       H.
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       (Last)                          (First)                 (Middle)

       8260 DEER POND TRAIL
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                                       (Street)

       LAKE ELMO                          MN                     55042
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       (City)                          (State)                  (Zip)

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2.   Issuer Name and Ticker or Trading Symbol
     REDWOOD EMPIRE BANCORP (REBC)
================================================================================

3.   IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4.   State for Month/Year
     10-01
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5.   If Amendment, Date or Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ X ] Director                                [   ] 10% Owner
     [   ] Officer (give title below)              [   ] Other (specify below)

           EVP/COO (REB & SUBSIDIARY)

================================================================================
7.   Individual or Joint/Group Filing (Check applicable line)

     [ X ] Form filed by one Reporting Person
     [   ] Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

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1. Title of      2. Trans-   2A. Deemed   3. Trans-     4. Securities Acquired (A)    5. Amount of        6. Owner-    7. Nature
   Security         action       Execu-      action        or Disposed of (D)            Securities          ship         of In-
                    Date         tion        Code                                        Beneficially        Form:        direct
   (Instr. 3)                    Date, if    (Instr. 8)    (Instr. 3, 4 and 5)           Owned at            Direct       Bene-
                    (Month/      any                                                     End of              (D) or       ficial
                    Day/         (Month/                   -------------------------     Issuer's Fiscal     Indirect     Owner-
                    Year)        Day/                      Amount     (A) or   Price     Year                (I)          ship
                                 Year)                                (D)                (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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

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


If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                SEC 2270 (09-02)

FORM 5 (contined)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of   2. Conver- 3. Trans-  3A. Deem- 4. Trans- 5. Number   6. Date    7. Title and  8. Price  9. Number 10. Own-  11. Na-
   Derivative    sion or    action      ed Ex-   action    of De-      Exer-      Amount of     of        of         er-       ture
   Security      Exercise   Date        ecut-    Code      rivi-       cisable    Underlying    De-       Deriv-     ship      of
   (Instr. 3)    Price      (Month/     ion      (Instr.   tive        and Ex-    Securities    riva-     ative      of        In-
                 of         Day/        Date,    8)        Securi-     piration   (Instr. 3     tive      Secur-     Deri-     dir-
                 Deriv-     Year)       if any             ties Ac-    Date       and 4)        Secu-     ities      vative    ect
                 ative                  (Month/            quired      (Month/                  rity      Bene-      Secu-     Ben-
                 Security               Day/               (A) or      Day/                     (Instr.   ficially   rity;     efi-
                                        Year)              Disposed    Year)                    5)        Owned      Direct    cial
                                                           of (D)                                         at End     (D)or     Own-
                                                           (Instr.                                        of         Indi-     er-
                                                           3, 4                                           Year       rect      ship
                                                           and 5)                                         (Instr.    (I)       (In-
                                                                                                          4)         (Instr.   tr.
                                                           ---------------------------------                         4)        4)
                                                                   Date     Expi-         Amount
                                                                   Exer-    ra-           or Num-
                                                                   cis-     tion          ber of
                                                        (A)   (D)  able     Date   Title  Shares
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
                            10-16                                  10-16   10-16   Common
Stock Option     $15.480*   2001       -        M       A     -    2002    2011    Stock  1,500*  -       -          -         -
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

Explanation  of  Responses:
* Stock Option grant reflects an adjustement due to a 3 for 1 stock split which occurred October 19, 2001. The original grant was 1,000 shares at $23.22. Option vests as to one-fourth (1/4) of the total remaining number of Shares covered by this Option, on the one-year anniversary of the Grant Date. Each year thereafter for the next three (3) years, on such anniversary date, the Optionee shall have the right to exercise this Option to purchase up to an additional one-fourth (1/4)of the total remaining number of Shares initially covered hereby. Commencing on the fifth anniversary of the date on which this Option was originally granted, and continuing until the expiration or prior termination of this Option in accordance with its terms, the Optionee shall have the right to exercise this Option to purchase up to 100% of the shares remaining available for purchase hereunder. In the event of a Change of Control with respect to the Company, all of the unvested Shares subject to this option shall vest and become exercisable immediately prior to the Change in Control.
No additional shares will vest after Service has terminated for any reason.



/s/ John H. Brenengen                                                   2-14-03
-----------------------------------------------------                  ---------
** Signature of Reporting Person                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 7811(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                SEC 2270 (09-02)